AMENDMENT NO. 2 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT NO. 2 dated as of August 24, 2021, to the Sub-Advisory Agreement dated as of July 29, 2016, as amended ("Agreement"), is made by and among Victory Capital Management Inc., a New York corporation ("Adviser"), and Park Avenue Institutional Advisers, LLC, a Delaware limited liability company ("Sub-Adviser").

WHEREAS, the Parties entered into the Agreement pursuant to which the Sub-Adviser provides investment management services to the Funds listed on Annex A (each "Fund"), a separate series of Victory Portfolios; and

WHEREAS, the Parties desire to revise the compensation payable to the Sub-Adviser under the Agreement effective September 1, 2021;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follow:

1.Item 7 — Compensation of the Agreement is revised in its entirety to read as follows:

7.Compensation. As compensation for the services which the Sub-Adviser is to provide or cause to be provided pursuant to Paragraph 3, the Adviser shall pay to the Sub-Adviser out of the Adviser's assets attributable to each Fund a fee, computed and accrued daily and paid monthly in arrears within the first five (5) business days of every month, at the annual rate set forth opposite such Fund's name set forth on Annex A. The fee to be paid to the Sub-Adviser shall be determined as of the close of business on each business day throughout the month, multiplied by the portion of that Fund's assets allocated by the Adviser to the Sub-Adviser for investment during such month. The Adviser shall not be required to make any payment hereunder in respect of services rendered by the Sub-Adviser relating to any Fund for any period unless and until the Adviser has received payment under the Advisory Agreement from such Fund for such period. At the request of the Adviser, for administrative convenience, some or all of such fee shall be paid directly by the Funds to the Sub-Adviser from fees payable to the Adviser under the Advisory Agreement. However, neither the Trust nor the Funds shall be liable to the Sub-Adviser for the compensation of the Sub-Adviser. The fee for any partial month under this Agreement shall be calculated on a proportionate basis.

2.Annex A of the Agreement is hereby deleted in its entirety and replaced with the attached new Annex A.

3.All other terms of the Agreement, as amended, shall remain in full force and effect. [Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Amendment No. 2 as of the date first written above to be effective on September 1, 2021.

VICTORY CAPITAL MANAGEMENT		PARK AVENUE INSTITUTIONAL ADVISERS
INC.		LLC
By:	/s/ Michael Policarpo	By: /s/ Robert O'Rourke
Name: Michael D. Policarpo		Name: Robert T O'Rourke
Title:	President, CFO & CAO	Title: Senior Managing Director, Head of Real
Estate

ANNEX A

Funds / Fee Schedule

Percentage of average daily net assets of a Fund's assets allocated to the Sub-Adviser:

Fund	Fee
Victory High Yield Fund	0.25%
Victory Floating Rate Fund	0.25%
Victory Strategic Income Fund	0.25%

A-1